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Bulldog Gin, Sobieski Vodka, Finlandia Vodka

Jupiter, Florida, United States · Contact info

409 connections

Daimon Brewery Japan

Boston University

Experience

Advisor
Daimon Brewery Japan
Oct 2020 - Present · 1 yr 6 mos

Board Member
Brown Sugar Bourbon
Sep 2020 - Present · 1 yr 7 mos

Founder & CEO
Caucus Club International, LLC.
Mar 2017 - Present · 5 yrs 1 mo
West Palm Beach, Florida Area

Board Member
Lina's Crema di Limoncello
2017 - Present · 5 yrs 3 mos

Managing Director Americas
BULLDOG Gin
Jan 2016 - Present · 6 yrs 3 mos
Jupiter, Florida

Responsible for the development and execution of Bulldog Gin's commercial strategy in the U.S., Canada, Mexico, Latin America, and the Caribbean.

Show all 19 experiences →

Education

Boston University
Bachelor's Degree, Philosophy